Exhibit 18.1

February 20, 2025

Board of Directors

ESAB Corporation
909 Rose Avenue 8th Floor
North Bethesda, MD 20852

Ladies and Gentlemen:

Note 2 and 11 of Notes to Consolidated and Combined Financial Statements of ESAB Corporation included in its Form 10-K for the year ended December 31, 2024 describe a change in the method of accounting used to determine the cost of inventory at certain U.S. businesses from the last-in, first-out method to the first-in, first-out method. There are no authoritative criteria for determining a 'preferable' inventory costing method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgement to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,
/s/ Ernst & Young LLP
Tysons, VA